SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. )*

ARS Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

82835W108

(CUSIP Number)

David Clark

Elliot Press

Deerfield Management Company, L.P.

345 Park Avenue, 12th Floor

New York, New York 10010

(212) 551-1600

With a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 82835W108	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
AF	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,538,964 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,538,964 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,538,964 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.91%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 5,538,964 shares of common stock held by Deerfield Private Design Fund III, L.P.

SCHEDULE 13D

CUSIP No. 82835W108	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,538,964
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,538,964
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,538,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.91%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 82835W108	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS Deerfield Mgmt IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,538,964 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,538,964 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,538,964 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.91%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of 5,538,964 shares of common stock held by Deerfield Private Design Fund IV, L.P.

SCHEDULE 13D

CUSIP No. 82835W108	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Deerfield Private Design Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,538,964
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,538,964
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,538,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.91%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 82835W108	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,077,927 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,077,927 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,077,927 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.81%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of an aggregate of 11,077,927 shares of common stock held by Deerfield Private Design Fund III, L.P. and Deerfield Private Design Fund IV, L.P.

SCHEDULE 13D

CUSIP No. 82835W108	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,077,927 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,077,927 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,077,927 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.81%
14	TYPE OF REPORTING PERSON IN

(4) Comprised of an aggregate of 11,077,927 shares of common stock held by Deerfield Private Design Fund III, L.P. and Deerfield Private Design Fund IV, L.P.

CUSIP No. 82835W108	8 of 13 Pages

This Schedule 13D is filed by (i) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (ii) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (iii) Deerfield Mgmt IV, L.P. (“Deerfield Mgmt IV”), (iv) Deerfield Private Design Fund IV, L.P. (“Deerfield Private Design Fund IV”), (v) Deerfield Management Company, L.P. (“Deerfield Management”) and (vi) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt III, Deerfield Private Design Fund III, Deerfield Mgmt IV, Deerfield Private Design Fund IV and Deerfield Management, the “Reporting Persons”), with respect to the common stock of ARS Pharmaceuticals, Inc. Deerfield Private Design Fund III and Deerfield Private Design Fund IV are collectively referred to herein as the “Funds”).

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of ARS Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The address of the Company's principal executive offices is 11682 El Camino Real, Suite 120, San Diego, California 92130.

Item 2. Identity and Background.

(a)	This Statement is filed by the Reporting Persons as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)	The address of the principal business and/or principal office of each Reporting Person is 345 Park Avenue, 12th Floor, New York, New York 10010.

(c)	Flynn is the managing member of the general partner of each of Deerfield Mgmt IV, Deerfield Mgmt III and Deerfield Management. Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III; Deerfield Mgmt IV is the general partner of Deerfield Private Design Fund IV; and Deerfield Management is the investment manager of each Fund. Each Fund purchases, holds and sells securities and other investment products. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

(d)	During the last five years, none of the Reporting Persons, nor, to the best of each Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Deerfield Mgmt IV, Deerfield Mgmt III, Deerfield Private Design Fund IV, Deerfield Private Design Fund III and Deerfield Management is organized under the laws of the State of Delaware. Flynn is a citizen of the United States of America.

CUSIP No. 82835W108	9 of 13 Pages

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.1.

Item 3.	Source and Amount of Funds or Other Consideration.

As previously disclosed by the Company, on November 8, 2022, the corporation formerly known as Silverback Therapeutics, Inc. completed a merger transaction in accordance with the terms and conditions of the Agreement and Plan of Merger and Reorganization, dated as of July 21, 2022, as amended on August 11, 2022 and October 25, 2022 (the “Merger Agreement”), by and among Silverback Therapeutics, Inc. (“Silverback”), Sabre Merger Sub, Inc., a wholly owned subsidiary of Silverback (“Merger Sub”), and ARS Pharmaceuticals, Inc. (“ARS Pharma”), pursuant to which Merger Sub merged with and into ARS Pharma, with ARS Pharma surviving the merger as a wholly owned subsidiary of Silverback (the “Merger”). Additionally, on November 8, 2022, the Company changed its name from “Silverback Therapeutics, Inc.” to “ARS Pharmaceuticals, Inc.”

Prior to the Merger, in September and December, 2018, Deerfield Private Design Fund III and Deerfield Private Design Fund IV purchased 3,846,155 and 3,846,154 shares, respectively, of ARS Pharma’s Series C convertible preferred stock (“ARS Series C Stock”) for an aggregate purchase price of approximately $10,000,000 and $10,000,000, respectively.

In August 2021, each of Deerfield Private Design Fund III and Deerfield Private Design Fund IV purchased 840,336 shares of ARS Pharma’s Series D convertible preferred stock (“ARS Series D Stock”), or 1,680,672 shares in the aggregate, for an aggregate purchase price of approximately $4,949,579 per Fund, or $9,899,158 in the aggregate.

Immediately prior to the Merger, each share of ARS Series C Stock and each share of ARS Series D Stock converted into one share of ARS Pharma’s common stock and, upon the effective time of the Merger, pursuant to and in accordance with the Merger Agreement, each such share of ARS Pharma common stock converted into 1.1819 shares of the Company’s Common Stock. Accordingly, the number of shares of Common Stock acquired by each Fund as a result of the Merger was as follows:

Deerfield Private Design Fund III	5,538,964
Deerfield Private Design Fund IV	5,538,964

Except as otherwise indicated herein, Deerfield Private Design Fund III and Deerfield Private Design Fund IV utilized their respective working capital to purchase the shares of Common Stock reported herein. Shares of Common Stock beneficially owned by the Reporting Persons are or may be held from time to time by the applicable Fund in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debt balances in the margin accounts.

CUSIP No. 82835W108	10 of 13 Pages

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons have acquired the shares reported herein for investment purposes. In connection with the Merger, Jonathan Leff, a partner in Deerfield Management, was appointed to the board of directors of the Company.

Depending on various factors and subject to the obligations described herein, the Reporting Persons may take such actions with respect to their investments in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Company or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

	(1)	Deerfield Mgmt III

		Number of shares:	5,538,964 (comprised of shares held by Deerfield Private Design Fund III)
		Percentage of shares:	5.91%

	(2)	Deerfield Private Design Fund III

		Number of shares:	5,538,964
		Percentage of shares:	5.91%

	(3)	Deerfield Mgmt IV

		Number of shares:	5,538,964 (comprised of shares held by Deerfield Private Design Fund IV)
		Percentage of shares:	5.91%

	(4)	Deerfield Private Design Fund IV
		Number of shares:	5,538,964
		Percentage of shares:	5.91%

	(5)	Deerfield Management
		Number of shares:	11,077,927 (comprised of shares held by Deerfield Private Design Fund III and Deerfield Private Design Fund IV)
		Percentage of shares:	11.81%

	(6)	Flynn

		Number of shares:	11,077,927 (comprised of shares held by Deerfield Private Design Fund III and Deerfield Private Design Fund IV)
		Percentage of shares:	11.81%

CUSIP No. 82835W108	10 of 13 Pages

(b)

	(1)	Deerfield Mgmt III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,538,964
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,538,964

	(2)	Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,538,964
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,538,964

	(3)	Deerfield Mgmt IV

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,538,964
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,538,964

	(4)	Deerfield Private Design Fund IV

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,538,964
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,538,964

	(3)	Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 11,077,927
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 11,077,927

	(6)	Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 11,077,927
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 11,077,927

Flynn is the managing member of the general partner of each of Deerfield Mgmt IV, Deerfield Mgmt III and Deerfield Management.   Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III and Deerfield Mgmt IV is the general partner of Deerfield Private Design Fund IV. Deerfield Management is the investment manager of the Funds.

CUSIP No. 82835W108	11 of 13 Pages

(c) Except as set forth in Items 3, 4 and 6 of this Schedule 13D, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Lock-up

In connection with the execution of the Merger Agreement, the Funds entered into a lock-up agreement (the “Lock-up Agreement”). Pursuant to the Lock-Up Agreement, each Fund agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of Common Stock beneficially owned by such Fund (or enter into any swap, short sale or similar arrangement) or exercise any registration rights with respect to the Common Stock, in each case for a period of 180 days following the effective date of the Merger. The transfer restriction contained in the Lock-Up Agreement does not apply in respect of the transfer of shares acquired in the open market or in a public offering by the Company following the date of the Merger Agreement.

The foregoing summary of the Lock-up Agreement is not complete and is qualified in its entirety by reference to the full text thereof, the form of which is filed or incorporated by reference as Exhibit 1 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Form of Lock-up Agreement (incorporated by reference Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2022)

Exhibit 99.1	Joint Filing Agreement dated as of November 18, 2022 by and among the Reporting Persons.*

Exhibit 99.2	Power of Attorney previously filed as Exhibit 24 to a Form 4 with regard to DA32 Life Science Tech Acquisition Corp. filed with the Securities and Exchange Commission on August 3, 2021 by Deerfield Partners, L.P., Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and James E. Flynn.

* Filed herewith.

CUSIP No. 82835W108	13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2022

DEERFIELD MGMT III, L.P.
By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By: Deerfield Mgmt III, L.P., General Partner
By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.
By: Deerfield Mgmt IV, L.P., General Partner
By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT IV, L.P.
By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.
By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

Schedule A

General Partner of Deerfield Mgmt IV, L.P.

The general partner of Deerfield Mgmt IV is J.E. Flynn Capital IV, LLC. The address of the principal business and/or principal office of Deerfield Mgmt IV and J.E. Flynn Capital IV, LLC is 345 Park Avenue, 12th Floor, New York, New York 10010.

General Partner of Deerfield Private Design Fund IV, L.P.

The general partner of Deerfield Private Design Fund IV is Deerfield Mgmt IV. The address of the principal business and/or principal office of Deerfield Mgmt IV and Deerfield Private Design Fund IV is 345 Park Avenue, 12th Floor, New York, New York 10010.

General Partner of Deerfield Mgmt III, L.P.

The general partner of Deerfield Mgmt III is J.E. Flynn Capital III, LLC. The address of the principal business and/or principal office of Deerfield Mgmt III and J.E. Flynn Capital III, LLC is 345 Park Avenue, 12th Floor, New York, New York 10010.

General Partner of Deerfield Private Design Fund III, L.P.

The general partner of Deerfield Private Design Fund III is Deerfield Mgmt III. The address of the principal business and/or principal office of Deerfield Mgmt III and Deerfield Private Design Fund III is 345 Park Avenue, 12th Floor, New York, New York 10010.

General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC. The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 345 Park Avenue, 12th Floor, New York, New York 10010.

Exhibit Index

Exhibit
Number	Description

Exhibit 1	Form of Lock-up Agreement (incorporated by reference Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2022)

Exhibit 99.1	Joint Filing Agreement dated as of November 18, 2022 by and among the Reporting Persons.*

Exhibit 99.2	Power of Attorney previously filed as Exhibit 24 to a Form 4 with regard to DA32 Life Science Tech Acquisition Corp. filed with the Securities and Exchange Commission on August 3, 2021 by Deerfield Partners, L.P., Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and James E. Flynn.

* Filed herewith.